                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                          Equalnet Communications Corp.
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                              (Name of the Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    294408109
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                                 (CUSIP Number)

                                 Dean H. Fisher
                            1250 Wood Branch Park Dr.
                              Houston, Texas 77079
                                  281/529-4648
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                September 4, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].




                               Page 1 of 10 Pages
                            Exhibit Index on Page 10

CUSIP No. 294408109                   13D                     Page 2 of 10 Pages


1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Willis Group, LLC (76-0537286)
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                                              (b) x
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3        SEC USE ONLY


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4        SOURCE OF FUNDS

         OO
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas
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                  7    SOLE VOTING POWER

  NUMBER               7,632,966
    OF            --------------------------------------------------------------
  SHARES          8    SHARED VOTING POWER
BENEFICIALLY
   OWNED               -0-
    BY            --------------------------------------------------------------
   EACH
 REPORTING        9    SOLE DISPOSITIVE POWER
  PERSON
   WITH                7,632,966
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,632,966 shares of Common Stock beneficially owned or underlying currently exercisable warrants.
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         40%
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14       TYPE OF REPORTING PERSON

         OO
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
CUSIP No. 294408109                   13D                     Page 3 of 10 Pages


1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael T. Willis
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                                              (b) x
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

         PF
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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                  7    SOLE VOTING POWER

  NUMBER               500,000
    OF            --------------------------------------------------------------
  SHARES          8    SHARED VOTING POWER
BENEFICIALLY
   OWNED               7,632,966
    BY            --------------------------------------------------------------
   EACH           9    SOLE DISPOSITIVE POWER
 REPORTING
  PERSON               500,000
   WITH           --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       7,632,966
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,132,966 shares of Common Stock beneficially owned or underlying currently exercisable warrants.
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                             [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         42%
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14       TYPE OF REPORTING PERSON

         IN
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
CUSIP No. 294408109                   13D                     Page 4 of 10 Pages


1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mark Willis
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                                              (b) x

--------------------------------------------------------------------------------
3        SEC USE ONLY

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4        SOURCE OF FUNDS

         AF
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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                  7    SOLE VOTING POWER

  NUMBER               -0-
    OF            --------------------------------------------------------------
  SHARES          8    SHARED VOTING POWER
BENEFICIALLY
   OWNED               7,632,966
    BY            --------------------------------------------------------------
   EACH           9    SOLE DISPOSITIVE POWER
 REPORTING
  PERSON               -0-
   WITH           --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       7,632,966
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,632,966 shares of Common Stock beneficially owned or underlying currently exercisable warrants.
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                          [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         40%
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14       TYPE OF REPORTING PERSON

         IN
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
CUSIP No. 294408109                   13D                     Page 5 of 10 Pages


1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         James T. Harris
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                                              (b) x

--------------------------------------------------------------------------------
3        SEC USE ONLY

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4        SOURCE OF FUNDS

         AF
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS           [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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                  7     SOLE VOTING POWER

  NUMBER                -0-
    OF            --------------------------------------------------------------
  SHARES          8     SHARED VOTING POWER
BENEFICIALLY
   OWNED                7,632,966
    BY            --------------------------------------------------------------
   EACH           9     SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                -0-
   WITH           --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        7,632,966
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,632,966 shares of Common Stock beneficially owned or underlying currently exercisable warrants.
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         40%
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14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP No. 294408109                   13D                     Page 6 of 10 Pages


ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 4 on Schedule 13D amends Items 1 and 3 through 7 of Amendment No. 3 on Schedule 13D dated March 12, 1998 filed by the Filing Persons. This Amendment No. 4 relates to the Common Stock, par value $.01 per share (the "Common Stock") of Equalnet Communications Corp., a Texas corporation, formerly known as Equalnet Holding Corp. (the "Issuer").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Willis Group entered into a Note Purchase and Exchange Agreement (the "Note Purchase and Exchange Agreement") dated as of July 31, 1998 with the Issuer pursuant to which The Willis Group acquired 1,875 newly issued shares (the "Series D Preferred Shares") of the Issuer's Series D Convertible Preferred Stock, par value $.01 per share (the "Series D Preferred Stock"), in exchange for 1,500,000 shares of Common Stock and $100,000 in cash. The 1,500,000 shares of Common Stock exchanged for the Series D Preferred Shares were acquired by The Willis Group on March 6, 1998 as part of the transactions contemplated by the Agreements described in Amendment No. 3 to this Schedule 13D, and the $100,000 cash payment was made from funds obtained from the Willis Note (as defined below). Also pursuant to the Note Purchase and Exchange Agreement, in exchange for a cash payment of $1,400,000, The Willis Group received the Issuer's Senior Secured Convertible Note due 2001 in the aggregate principal amount of $1,500,000 (the "September Convertible Note") and warrants to purchase 333,116 shares of Common Stock (the "September Warrants"). The source of the cash payment was funds from the Willis Note. On September 5, 1998, The Willis Group executed a Promissory Note in favor of Mike Willis (the "Willis Note"), pursuant to which The Willis Group borrowed $1,500,000 from Mike Willis. The Willis Note bears interest at 7% per year and is due and payable on December 31, 1999, subject to earlier payment as described therein.

         The Series D Preferred Stock and the September Convertible Note are convertible into shares of Common Stock at the lesser of (i) a fluctuating conversion price representing a discount to the market price of the Common Stock during specified periods prior to conversion or (ii) a specified ceiling price. The right to convert Series D Preferred Stock and the September Convertible Note commences on the earlier of (x) the date the Securities and Exchange Commission declares effective the Company's registration statement to be filed under the Securities Act of 1933, as amended, registering for resale the Common Stock issuable upon such conversions and (y) December 3, 1998. The September Warrants are exercisable at any time for $.9006 per share and expire on September 4, 2003.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Filing Persons acquired the Series D Preferred Shares, the September Convertible Note and the September Warrants as part of their ongoing investment strategy regarding the Issuer. The Filing Persons currently do not intend to acquire additional shares of the Common Stock materially above their current ownership; however, the Filing Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease their investment in the Common Stock of the Issuer.

         Except as set forth above in this Item 4, none of the Filing Persons nor, to the best of each Filing Person's knowledge, any of the executive officers or directors of such Filing Persons, as applicable, has any plans or proposal that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The terms of the Series D Preferred Stock, the September Convertible Note and the September Warrants provide that a holder thereof may not convert or exercise any portion of such securities if such conversion or exercise

CUSIP No. 294408109                   13D                     Page 7 of 10 Pages


would cause such holder's beneficial ownership of the Common Stock, including shares held by all persons whose beneficial ownership would be aggregated with such holder (other than shares so owned through ownership of such unconverted securities or other convertible securities containing similar restrictions), to exceed 4.9% of the outstanding Common Stock (collectively, the "Conversion Restrictions"). Since the beneficial ownership of the Common Stock of each of the Filing Persons exceeds 4.9% of the outstanding Common Stock and would be aggregated with the beneficial ownership of the Common Stock issuable upon conversion or exercise of the Series D Preferred Shares, the September Convertible Note and the September Warrants, the Conversion Restrictions currently prevent any conversion or exercise of such securities. In addition, due to the waiting period required before The Willis Group may exercise the initial right to convert the Series D Preferred Stock and the September Convertible Note, the Filing Persons believe that they do not have the right to acquire the Common Stock issuable upon such conversions within 60 days of the date of this Amendment No. 4. Accordingly, none of the Filing Persons currently beneficially own any of the shares of Common Stock which would otherwise be issuable upon conversion of the Series D Preferred Shares or the September Convertible Note or upon the exercise of the September Warrants.

         (b) At present, and as a result of the exchange of the 1,500,000 shares of Common Stock described herein, the Filing Persons, other than Mike Willis, beneficially own or have the right to acquire in the form of currently exercisable warrants, directly or indirectly, 7,632,966 shares of Common Stock of the Issuer, which constitutes 40% of the Common Stock outstanding, and Mike Willis beneficially owns or has the right to acquire in the form of currently exercisable warrants, directly or indirectly, 8,132,966 shares of Common Stock of the Issuer, which constitutes 42% of the Common Stock outstanding, each based on the total number of shares outstanding (18,393,070), which number is comprised of the number of shares outstanding on the Record Date (21,393,070) as contained in the Issuer's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on June 15, 1998 and including as outstanding the 600,000 shares and, in the case of Mike Willis, the additional 500,000 shares, issuable to The Willis Group or Mike Willis, as the case may be, under currently exercisable warrants, less the 1,500,000 shares of Common Stock exchanged by The Willis Group as described in Item 3 and an additional 1,500,000 shares of Common Stock exchanged by another shareholder of the Issuer in a similar transaction. Such securities, or the rights thereto, were acquired (and certain securities were disposed of) pursuant to the transactions described in
Item 3 hereof and in the initial filing of and Amendment No. 1, Amendment No. 2 and Amendment No. 3 to this Schedule 13D. In addition, pursuant to the conversion into Common Stock of the Note (as defined in Item 3 of the initial filing of this Schedule 13D), the Filing Persons acquired an additional 51,333 shares of Common Stock, representing accrued interest on such Note.

         (c) Of the shares beneficially owned by the Filing Persons, The Willis Group has, or will have, sole voting power and power to dispose of the 7,632,966, shares of Common Stock they own or have the right to acquire under currently exercisable warrants, and each of Messrs. Mike Willis, Mark Willis and Harris, as 47.5%, 47.5% and 5% membership interest owners, respectively, of The Willis Group, have shared voting and dispositive power with respect to all such shares. Mr. Mike Willis will have sole voting power and power to dispose of the 500,000 shares of Common Stock he has the right to acquire under a currently exercisable warrant.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Items 3 and 4 hereof.

         Pursuant to the Registration Rights Agreement, dated as of July 31, 1998, between the Issuer and The Willis Group and entered into in connection with the transactions described in Item 3 (the "Registration Rights Agreement"), the Issuer granted certain registration rights to The Willis Group with respect to shares of Common Stock issuable upon conversion or exercise of the September Convertible Note, the Series D Preferred Shares and the September Warrants. These rights include certain mandatory registration rights in addition to "piggy-back" registration rights, each as described in the Registration Rights Agreement.

CUSIP No. 294408109                   13D                     Page 8 of 10 Pages


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Note Purchase and Exchange Agreement, dated as of July 31, 1998 (including Schedule 3(b)-2 thereto).

         2. September Convertible Note, dated September 4, 1998.

         3. Common Stock Purchase Warrant (September Warrants, as defined above), dated September 4, 1998.

         4. Promissory Note (Willis Note, as defined above), dated September 5, 1998.

         5. Joint Filing Agreement, dated as of September 23, 1998, among The Willis Group, Michael T. Willis, Mark Willis and James T. Harris.

CUSIP No. 294408109                   13D                     Page 9 of 10 Pages


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        THE WILLIS GROUP, LLC


Dated:  September 23, 1998              By: /s/ MARK WILLIS
                                            ------------------------------------
                                            Mark Willis, President



                                            /s/ MICHAEL T. WILLIS
                                            ------------------------------------
                                            Michael T. Willis



                                            /s/ MARK WILLIS
                                            ------------------------------------
                                            Mark Willis



                                            /s/ JAMES T. HARRIS
                                            ------------------------------------
                                            James T. Harris


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP No. 294408109                   13D                    Page 10 of 10 Pages



                                  EXHIBIT INDEX


Exhibit

1. Note Purchase and Exchange Agreement, dated as of July 31, 1998 (including
   Schedule 3(b)-2 thereto).

2. September Convertible Note, dated September 4, 1998.

3. Common Stock Purchase Warrant (September Warrants, as defined above), dated September 4, 1998.

4. Promissory Note (Willis Note, as defined above), dated September 5, 1998.

5. Joint Filing Agreement, dated as of September 23, 1998, among The Willis Group, Michael T. Willis, Mark Willis and James T. Harris.